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                                                      Filed by VerticalNet, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                         Subject Company: SierrraCities.com Inc.
                                                     Commission File No. 0-22525


[VERTICALNET, INC. LOGO]                           [SIERRACITIES.COM INC. LOGO]


Investor Relations Contact:                 Investor & Media Relations Contact:
Muriel Lange, 215-315-3367                  Thomas J. Depping, 713-229-6800
mlange@verticalnet.com                      thomasdepping@sierracities.com

Media Relations Contact:
Jessica Cassady, 215-315-3712
jcassady@verticalnet.com

       VERTICALNET AND SIERRACITIES ANNOUNCE COMMENCEMENT OF VERTICALNET'S
                                 EXCHANGE OFFER

HORSHAM, PA and HOUSTON, TX - November 17, 2000 - VerticalNet, Inc. (Nasdaq:
VERT) and SierraCities.com Inc. (Nasdaq: BTOB) announced that on Thursday, November 16th, VerticalNet, through a wholly owned subsidiary, commenced its previously announced exchange offer for shares of SierraCities common stock.

SierraCities' board of directors has voted to recommend that SierraCities' stockholders accept the exchange offer. SierraCities' stockholders will receive a fraction of a VerticalNet share of common stock for each SierraCities share they tender in the exchange offer. The fraction will fluctuate according to a formula that is based on VerticalNet's stock price.

The exchange offer is subject to the tender of two thirds of the outstanding SierraCities shares and other customary conditions. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 14, 2000, unless extended.

SierraCities' stockholders are urged to read the prospectus and the solicitation/recommendation statement relating to the exchange offer and the merger. These documents contain important information. SierraCities' stockholders can obtain these documents, as well as the VerticalNet documents that are incorporated by reference in the prospectus, at no charge at the Securities and Exchange Commission's Web site at http://www.sec.gov. These documents are also available from VerticalNet without charge upon request to its information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005,
(212) 425-1685 or call toll free (800) 628-8510.

ABOUT VERTICALNET, INC.

VerticalNet, Inc. (www.verticalnet.com) provides end-to-end e-commerce solutions targeted at distinct business segments through three strategic business units:
VerticalNet Markets includes 57 industry-specific web sites designed as online vertical trading communities and provides hosted e-commerce and community capabilities for corporate divisions and mid-size businesses; VerticalNet Exchanges focuses on direct material open and spot markets; VerticalNet Solutions builds digital marketplaces for global 2000 customers, consortia and neutral Net market makers. VerticalNet International leverages the Company's three strategic business units to create global Internet B2B marketplaces, offering products and services internationally and partnering with companies that have strong local presence and domain expertise.

ABOUT SIERRACITIES.COM INC.

SierraCities is an innovator of technology solutions for online business-to-business financing. The Company's technology platform supports real time funding of e-commerce transactions through one of the most comprehensive online business financing fulfillment solutions available. SierraCities' credit




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technologies enable B2B e-commerce by empowering businesses to complete transactions more quickly, thereby gaining time and cost efficiencies. SierraCities' infrastructure solution automates much of the process involved in customer acquisition, application, data retrieval, data warehousing, underwriting, documentation, servicing, collections, funding, auditing, and data mining. For more information, please visit our Web site at www.SierraCities.com.

SAFE HARBOR

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to (i) the completion of the exchange offer and related merger; (ii) the consideration to be paid by VerticalNet in the exchange offer and related merger including VerticalNet's future stock price; and (iii) statements that are preceded by, followed by or include the words "will," "believes," "plans," "intends," "expects," "anticipates," "hope," "potential," or similar expressions. For such statements, VerticalNet and SierraCities claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the emergence of new competitive initiatives resulting from rapid technological advances or changes in pricing in the market; the risks associated with new product introductions, as well as the uncertainty of customer acceptance of new or enhanced products from either VerticalNet, SierraCities or their competition; risks associated with the entry into new Internet markets; the risks associated with integrating newly acquired businesses and technologies; delays in product delivery; business conditions in the business-to-business e-commerce industry; uncertainty and volatility associated with Internet and eBusiness related activities; and other risks described in the prospectus relating to the exchange offer and related merger, as well as VerticalNet's and SierraCities' respective filings with the Securities and Exchange Commission. Neither VerticalNet nor SierraCities assumes any obligation to publicly update or revise any of the forward-looking statements that may be in this announcement.

VerticalNet and NECX.com are registered trademarks and/or trademarks of Vert Tech LLC in the United States and/or other countries. All other trademarks and tradenames appearing in this announcement are the property of their respective owners.



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